

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2024

Ken Tsang
Chief Financial Officer
Next Technology Holding Inc.
Ruoom 519, 05/F, Block T3, Qianhai Premier Finance Centre Unit 2,
Guiwan Area, Nanshan District, Shenzhen, China 518000

> **Re: Next Technology Holding Inc.**
> **Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2023**
> **File No. 001-41450**

Dear Ken Tsang:

We have reviewed your amended Form 10-K in response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 5, 2024 letter.

Form 10-K/A for the Year Ended December 31, 2023

Item 10. Directors, Executive Officers, and Corporate Governance , page 26

1. We note that one or more of your officers or directors may be located in China and / or Hong Kong. Please revise to include a separate Enforceability section to address the difficulty of bringing actions against these individuals and enforcing judgments against them.

Item 15. Exhibits, Financial Statements and Schedule, page 34

2. Please tell us your consideration to file as Exhibit 97 the company's compensation recovery policy required by the applicable listing standards. Refer to Item 601 of Form 10-K.

Financial Statements, page F-1

3.   We note that the December 31, 2022 financial statements have been revised to reflect discontinued operations related to WeTrade Information Systems. Please tell us whether the accounting for discontinued operations was audited by your current or prior audit firm and revise the opinion of such firm to properly reflect the audit of such changes.

Note 7. Prepayments, page F-14

4.   We note that you paid $12,125,000 for the 40% prepayment of 1000 BTC with the remaining 60% to be settled by the issuance of the company's shares to an independent third party seller of the BTC. Please tell us the number of shares that you intend to issue and the name or names of the parties that will receive such shares. Describe how you will account for this transaction and whether the issuance of such shares will result in a change of control of the company. Also, revise to discuss any material consequences and implications of such issuance to existing shareholders.

General

5.   We note you do not include Item 1.C of Form 10-K with regard to Cybersecurity. Please revise, or advise us as to why you do not provide disclosure as applicable under Item 106 of Regulation S-K.

Form 10-Q for the Quarterly Period Ending March 31, 2024

General

6.   We note that the December 31, 2023 balance sheet and opening equity balances included in your March 31, 2024 Form 10-Q do not agree to the financial statements included in your Form 10-K/A. Please file an amended Form 10-Q with the correct year-end financial information.

        Please contact Megan Akst at 202-551-3407 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Meng Lai